AMENDMENT TO
CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
(PPA RESTATEMENT)

This is an Amendment to the Convergys Corporation Retirement and Savings Plan (the “Plan”), as last restated effective January 1, 2013.
Recitals

I.	Convergys Corporation (the “Corporation”) maintains the Plan and has reserved the right to amend the Plan from time to time in its discretion.

II.
The Corporation wishes to modify the Plan to include a provision regarding the U.S. Supreme Court decision in U.S. v. Windsor (2013) and provisions to allow employees of Stream International Inc., Stream New York Inc., and Stream Global Services – AZ, Inc. to become Participants in the Plan.

Amendment
1.    Effective as of January 1, 2015, Section 2.1.15 of the Plan is hereby amended in its entirety to read as follows:
2.1.15 “Participating Company” means Convergys, Convergys Customer Management Group Inc., Convergys CMG Utah, Inc., Whisperwire, Inc., Encore Receivable Management, Inc., Convergys Learning Solutions, Inc., Finali Corporation, Intervoice, Inc., Ceon Corporation, Stream International Inc., Stream New York Inc., and Stream Global Services – AZ, Inc. If a Participating Company ceases to be an Affiliated Employer, it shall thereupon cease to be a Participating Company.

2.    Effective as of June 26, 2013, a new Section 2.3 is added to the Plan, to provide as follows:
2.3    Application of Windsor Decision.
For purposes of clarity and in accordance with Notice 2014-19 published by the Internal Revenue Service, and notwithstanding any provision of the Plan to the contrary, the following shall apply for purposes of the Plan:

(a)
the term “spouse” includes an individual married to a person of the same sex if the individuals are lawfully married under state law, and the term “marriage” includes such a marriage between individuals of the same sex;

(b)
there shall be recognized a marriage of same-sex individuals that was validly entered into in a state whose laws authorize the marriage of two individuals of the same sex even if the married couple is domiciled in a state that does not recognize the validity of same-sex marriages; and

(c)
the terms “spouse,” husband and wife,” “husband,” and “wife” do not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship recognized under state law that is not denominated as a marriage under the laws of that state, and the term “marriage” does not include such formal relationships.

3.    Effective as of January 1, 2015, Section 3.5 of the Plan is hereby amended with the addition of the following sentence at the end thereof:

In the case of an employee of Stream International Inc., Stream New York Inc., or Stream Global Services – AZ, Inc. who became an Employee of a Participating Company on January 1, 2015, his service with Stream International Inc., Stream New York Inc., or Stream Global Services – AZ, Inc. prior to January 1, 2015 shall be deemed to be service with an Affiliated Employer.

IN WITNESS WHEREOF, Convergys Corporation has hereunto caused its name to be subscribed this ___ day of December, 2014.

CONVERGYS CORPORATION

By

Title:_______________________________

965815.2